FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 26, 2017

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Table of Contents

Item 1
	Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto	3

Item 2
	Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Item 3
	Exhibits	25

Signature		26

Item 1. Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto

Interim Condensed Consolidated Statement of Financial Position

as of June 30, 2017, Unaudited, and December 31, 2016

	Notes	June 30, 2017 (Unaudited)	December 31, 2016
		USD `000	USD `000
Assets
Non-current Assets:
Equipment	3.3	17	268
Deferred tax, net	2.1	—	23,064
Other non-current assets		5	5
Total non-current assets		22	23,337
Prepaid expenses	3.1	428	656
Other receivables	3.2	943	427
Available-for-sale financial assets	4.2	84,016	80,825
Cash and cash equivalents		1,356,425	57,898
Total current assets		1,441,812	139,806
Total assets		1,441,834	163,143

	Notes	June 30, 2017 (Unaudited)	December 31, 2016
		USD `000	USD `000
Equity and Liabilities
Share capital	4.1	801	800
Share premium		340,003	339,955
Other components of equity:
Foreign currency translation reserve		39,252	(37,771)
Fair value adjustment available-for-sale financial assets		58	218
Retained earnings (accumulated deficit)		794,181	(147,400)
Equity attributable to shareholders of the Parent		1,174,295	155,802
Total equity		1,174,295	155,802
Non-current liabilities:
Deferred tax, net	2.1	56	—
Total non-current liabilities		56	—
Trade payables		220	2,073
Income tax payable	2.1	265,538	201
Accrued liabilities		1,725	5,067
Total current liabilities		267,483	7,341
Total equity and liabilities		1,441,834	163,143

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the six-month periods ended June 30, 2017 and 2016

amounts in thousands except per share amounts

		Six-Month Period Ended June 30,
	Notes	2017	2016
		USD	USD

Revenue from settlement and license agreement	1.1	1,250,000	—
Royalty cost Aditech Pharma AG	5.1, 5.2	(25,000)	—
Research and development costs	2.3	(6,993)	(23,142)
General and administrative costs	2.3, 5.1	(4,413)	(6,153)
Operating income (loss)		1,213,594	(29,295)
Foreign exchange rate gain (loss)		1,011	(2,869)
Interest income		160	205
Other finance costs		(1,755)	(41)
Income (loss) before taxes		1,213,010	(32,000)
Income tax expense	2.1	(271,774)	—
Net income (loss) for the period		941,236	(32,000)

Net income (loss) for the period attributable to:
Equity holders of the Parent		941,236	(32,000)

Per share amounts:

Net income (loss) per share basic	2.2	2.00	(0.07)

Net income (loss) per share diluted	2.2	1.91	(0.07)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the six-month periods ended June 30, 2017 and 2016

	Six-Month Period Ended June 30,
	2017	2016
	USD `000	USD `000

Net income (loss) for the period	941,236	(32,000)
Other comprehensive income (loss)
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	(160)	355
Exchange differences on translation of foreign operations	77,023	3,417
Net other comprehensive income to be reclassified to profit or loss in subsequent periods	76,863	3,772
Other comprehensive income	76,863	3,772
Total comprehensive income (loss)	1,018,099	(28,228)
Attributable to:
Equity holders of the Parent	1,018,099	(28,228)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2016 and 2017

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for- sale financial assets	Accumulated deficit	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2016	796	339,845	(32,875)	102	(131,175)	176,693
Net loss for the period	—	—	—	—	(32,000)	(32,000)
Other comprehensive income	—	—	3,417	355	—	3,772
Total comprehensive income (loss)	—	—	3,417	355	(32,000)	(28,228)
Exercise of warrants	2	110	—	—	—	112
Share-based payment costs	—	—	—	—	7,330	7,330
Transactions with owners	2	110	—	—	7,330	7,442
At June 30, 2016	798	339,955	(29,458)	457	(155,845)	155,907

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for- sale financial assets	(Accumulated deficit) retained earnings	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2017	800	339,955	(37,771)	218	(147,400)	155,802
Net income for the period	—	—	—	—	941,236	941,236
Other comprehensive income (loss) income	—	—	77,023	(160)	—	76,863
Total comprehensive income	—	—	77,023	(160)	941,236	1,018,099
Exercise of warrants	1	48	—	—	—	49
Share-based payment costs	—	—	—	—	384	384
Tax resulting from share-based payment costs	—	—	—	—	(39)	(39)
Transactions with owners	1	48	—	—	345	394
At June 30, 2017	801	340,003	39,252	58	794,181	1,174,295

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the six-month periods ended June 30, 2017 and 2016

		Six-Month Period Ended June 30,
	Notes	2017	2016
		USD `000	USD `000
Operating activities:
Income (loss) before taxes		1,213,010	(32,000)
Adjustments to reconcile income (loss) before tax to net cash flows from operating activities:
Share-based payment costs	2.3	384	7,330
Depreciation expense and impairment loss	3.3	214	63
Other including foreign exchange rate (gain) and loss		2,882	2,664
Cash inflow for interest		177	291
Decrease in prepayments and other receivables		819	1,648
(Increase) decrease in trade payables and accrued liabilities		(6,437)	4,232
Net cash flows provided by (used in) operating activities		1,211,049	(15,772)
Investing activities:
Purchase of equipment		(3)	(29)
Net cash flows used in investing activities		(3)	(29)
Financing activities:
Shares issued for cash	4.1	49	112
Net cash flows provided by financing activities		49	112
Net increase (decrease) in cash and cash equivalents		1,211,095	(15,689)
Net foreign exchange differences		87,432	79
Cash and cash equivalents at beginning of period		57,898	52,269
Cash and cash equivalents at end of period		1,356,425	36,659

See accompanying notes to these interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Corporate information

Forward Pharma A/S (the “Company or “Parent”) is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company’s wholly owned German, United States and Danish subsidiaries, Forward Pharma GmbH (“FP GmbH”), Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively (also see Restructuring below). The Company and its subsidiaries are collectively referred to as the “Group.” The Company’s board of directors authorized the issuance of the financial statements included herein on September 12, 2017.

As discussed in more detail below and in Note 1.1, the Company entered into a Settlement and License Agreement (the “License Agreement”) with two wholly owned subsidiaries of Biogen, Inc. (collectively “Biogen”). Prior to entering into the License Agreement, the Company was actively developing FP187, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. As a result of entering into the License Agreement, the future development and sale by the Company of FP187 or another DMF-containing formulation (collectively “DMF Formulation”) is uncertain at this time and will be determined based on the outcome of matters discussed further below. The Company announced on March 1, 2017 plans to complete the remaining research and development efforts of FP187 and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. Subsequent to March 1, 2017, the Group has taken steps to wind-down research and development activities, reduce personnel and operating expenses and expects that these steps will be substantially complete by the end of the year. Under certain conditions, the Company may decide to reinitiate the development of FP187, or initiate the development of another DMF Formulation.

Under the terms of the License Agreement, the Parent restructured its operations (“Restructuring”) on June 30, 2017 whereby the Parent transferred to a newly created wholly owned Danish limited liability company (Forward Pharma Operations ApS, referred to as “Operations”) certain assets and liabilities including the legal and beneficial rights, title and interest to defined intellectual property (the “IP”). Also as part of the Restructuring, Operations transferred the IP to a newly created wholly owned Danish limited liability company (FWP IP ApS, referred to as “FWP IP”) in consideration for 336,000 Danish Kroner (“DKK”) ($52,000 based on the June 30, 2017 exchange rate). Subject to government approval, the License Agreement contemplates that an independent commercial foundation (“Foundation”) will be established and that FWP IP will be sold (the “Sale”) to a holding company established and owned by the Foundation. The Foundation’s three-member board will include one independent director and one director appointed from each of the Parent and Biogen. Therefore, the Parent will not control the Foundation. The Parent will contribute 5 million DKK ($767,000 based on the June 30, 2017 exchange rate) as the initial capitalization of the Foundation. The Restructuring did not have a material impact on the consolidated financial statements of the Group. If the Foundation is established as contemplated, the Parent will incur costs (“Formation Costs”) associated with the formation of the Foundation that are currently estimated to be less than $1 million. Formation Costs will be incurred only if the Foundation is established, which will require receipt of necessary government approvals, and will be expensed at the time the Foundation is established. If the Foundation is not established and the Sale does not occur, the License Agreement provides for, at Biogen’s option, the Company’s pledge of assets, as defined, or Biogen’s acquisition of a 50% ownership interest in FWP IP.

See Note 5.3 for additional information regarding the shareholder distribution of 917.7 million Euros and the share annulment that occurred during September 2017.

The shareholders of the Company approved a 10 for 1 share split on August 2, 2017 (“Share Split”). Except if disclosed otherwise, all share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Accordingly, share and per share information previously reported will be different. Subsequent to the Share Split, the nominal value of an ordinary share of the Parent is 0.01 DKK. See Notes 2.2 and 5.3 for additional information.

Settlement and License Agreement

On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company’s IP, effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, (“HSR Act”), to obtain an exclusive license to the Company’s IP in the United States.

In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion (“Non-refundable Fee”) in February 2017, and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board (“PTAB”) declared Patent Interference No. 106,023 (the “Interference Proceeding”) between the Company’s United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514 held by a subsidiary of Biogen, Inc. The License Agreement does not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company’s European patent EP 2801355 (the “Opposition Proceeding”). The Company and Biogen intend to permit the PTAB and the United States Court of Appeals for the Federal Circuit (the “Federal Circuit”), as applicable, and the European Patent Office (the “EPO”) and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them. If the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, it will be eligible to receive royalties starting as early as 2021 based on Biogen’s net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement.

If the Company is successful in the Interference Proceeding (i.e., the Company obtains, as a result of the Interference Proceeding and any appeals therefrom to the Federal Circuit (including en banc  review), a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), and if Biogen obtains an exclusive license in the United States, the Company may be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on Biogen’s net sales in the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If Biogen obtains an exclusive license in the United States, the Group would likely permanently discontinue development of a DMF Formulation.

If the Company is successful in the Interference Proceeding, but certain conditions are not met in the United States, including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the United States under a co-exclusive license with Biogen, under which the Company may assign its co-exclusive rights, on one occasion only, to a single third party. Under the co-exclusive license, the Company would be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen’s net sales in the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen’s net sales in the United States. Moreover, if Biogen prevails in the Interference Proceeding, after any appeals to the Federal Circuit, the Company may be prevented from commercializing FP187 for MS in the United States at a 480 mg per day dose. Were this to occur, the Company would review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If the Company is unable to commercialize FP187 or any other product for sale in the United States, the Company would be unable to generate any revenue from such a product.

If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen’s net sales outside the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen’s net sales outside the United States.

On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company’s United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal of the PTAB’s decision that ended the Interference Proceeding. The appeal was filed to the United States Court of Appeals for the Federal Circuit and seeks to have the decision overturned and the Interference Proceeding reinstated. On September 5, 2017, the Company filed the initial appeal briefs. An oral argument is expected to be held before the Federal Circuit in late 2017 or early 2018.

The receipt of the Non-refundable Fee triggered a $25 million obligation payable to Aditech Pharma AG in accordance with the patent transfer agreement between the Company and Aditech Pharma AG. See Note 5.2.

Section 1—Basis of Preparation

1.1 Accounting policies and basis of preparation

The interim condensed consolidated financial statements as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s 2016 Annual Report on Form 20-F (“Annual Report”) filed with the United States Securities and Exchange Commission on April 18, 2017. In the opinion of management, the interim condensed consolidated financial statements as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The statement of financial position as of December 31, 2016 included herein was derived from the audited consolidated financial statements included in the Annual Report but does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Except for the adoption of IFRS 15 Revenue from Contracts with Customers as discussed below, the accounting policies disclosed in the Company’s audited consolidated financial statements included in the Annual Report are consistent with those used to prepare the accompanying interim condensed consolidated financial statements. The results of operations for the six-month ended June 30, 2017 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”) and are rounded to the nearest thousand (`000).

Adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 addresses the accounting and disclosure requirements for revenue contracts with customers. The mandatory effective date for adopting IFRS 15 is January 1, 2018; however, the Group elected to adopt IFRS 15 early on January 1, 2017. In accordance with IFRS 15, the Group will recognize revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for such goods or services.

Prior to entering to the License Agreement, the Group did not have revenue from contracts with customers that were within the scope of IFRS 15 and therefore the initial adoption of IFRS 15 had no effect on previously reported financial statements nor was an adjustment made to the Group’s accumulated deficit at January 1, 2017.

The only contract that the Group is party to that is within the scope of IFRS 15 is the License Agreement. In concluding when the Non-refundable Fee should be recognized as revenue, various judgments were made, including the identification of the Company’s performance obligations within the License Agreement and whether these performance obligations are distinct.  Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed IP both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed IP whether under a co-exclusive license or an exclusive license. The License Agreement requires the Company (i) to fund the cost to file, prosecute and maintain the Company’s United States patents and European patent EP 2801355, (ii) to participate in an intellectual property advisory committee and (iii) to provide annual funding to FWP IP of 100,000 DKK or $15,000 based on the June 30, 2017 exchange rate (collectively “Defense Costs” or “Defend the IP”). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company’s obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, occur. Management concluded that the Company’s obligation to Defend the IP does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license transferred to Biogen. Since Biogen has full unrestricted use of the Company’s IP at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed IP, the License Agreement is deemed to provide Biogen with a right to use the Company’s IP upon the consummation of the License Agreement. Based on the facts and circumstance discussed herein, the Non-refundable Fee was recognized as revenue when the performance obligations were satisfied.

The License Agreement provides for Biogen to remit to the Company royalties (as defined above) only if the Company is successful in the Interference Proceeding and/or the Opposition Proceeding and provided that other conditions of the License Agreement are satisfied. Should the Company be entitled to receive royalties from Biogen in the future, such amounts will be recognized as revenue in the period the underlying sales occur.

1.2 New and amendments to accounting standards

Standards effective in 2017:

The IASB issued new standards and amendments to standards and interpretations that are effective in 2017 (collectively “2017 New Standards”). None of these 2017 New Standards effected the Group’s financial statements.

1.3 Translation from functional currencies to presentation currency

The Company’s condensed consolidated financial statements are presented in USD which is not the functional currency of the Parent. The Group has elected USD as the presentation currency due to the fact that the Parent has listed ADSs on the Nasdaq Global Select Exchange, or NASDAQ, in the United States, under the ticker symbol “FWP”. The Parent, Operations, FWP IP and Forward Pharma FA ApS’s functional currency is the DKK, FP GmbH’s functional currency is the Euro and Forward Pharma USA, LLC’s functional currency is the USD.

Except for the specific income and expense transactions noted below, the translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are translated into USD at the average exchange rates for the period. Exchange differences arising from such translation are recognized directly in other comprehensive loss and presented in a separate reserve in equity.

As the result of the magnitude of the Non-refundable Fee, the royalty due Aditech Pharma AG and the income tax provision compared to other income and expense items recognized during the six-month period ended June 30, 2017 combined with the weakening of the USD compared to the DKK during the six-month period ended

June 30, 2017, the Parent used the spot rate to translate the Non-refundable Fee and the royalty due Aditech Pharma AG to the presentation currency (USD) while the average exchange rate for the three-month period ended March 31, 2017 was used to translate the income tax provision to the presentation currency (USD.) These rates were used to avoid the distortion of operating results that would have been caused had the average exchange rate for the six-month period ended June 30, 2017 been used.

Section 2—Results for the Period

2.1 Income taxes

The major components of income tax expense for the six-month period ended June 30, 2017 is as follows:

USD ‘000
Current income tax expense	247,889
Deferred income tax expense	23,885
Income tax benefit reported in the statement of profit and loss	271,774

The tax benefit recorded for the six-month period ended June 30, 2017 is reconciled as follows:

USD ‘000
Net income before tax	1,213,010
Tax expense at the Company’s statutory income tax rate (22.0%)	266,862
Adjustments:
Non-deductible expenses for tax purposes	22
Effect of higher tax rate in Germany	4,668
(Recognized) deferred tax assets	222
At the effective income tax rate of 22.4%	271,774

The above tables do not include comparable information for the six-month period ended June 30, 2016 as such information was deemed immaterial.

The unrecognized deferred tax assets at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December
	2017	31, 2016
	USD ‘000	USD ‘000
Tax effect of tax loss carry forwards	4,459	4,139
Share-based payment	2,506	1,907
Unrecognized deferred tax assets, net	6,965	6,046

Tax uncertainties

The Company’s Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group that would expose the Company to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between Forward Pharma A/S, Forward Pharma GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether transfer pricing of such transactions were at arm’s length. The Company’s failure to successfully support arm’s length pricing could result in additional taxes being assessed, including interest and penalties, that could be material. As of June 30, 2017, there are no tax audits in process.

As a result of the receipt of the Non-refundable Fee and the resulting taxable income, Management expects that the tax authorities in Denmark and Germany will conduct audits of the Parent’s and FP GmbH’s tax returns. Such audits will likely focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm’s length. While Management believes that the tax positions taken with regards to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements, there is no assurance that the Parent and/or FP GmbH will successfully defend the tax positions taken and that additional taxes, interest or penalty will not be incurred. There is also the risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. The imposition of additional taxes resulting from a tax audit would negatively impact the Group’s financial position and operating results and the impact could be material.

2.2 Net income (loss) per share

The following reflects the net income (loss) attributable to ordinary shareholders and share data used in the basic and diluted net income (loss) per share computations for each of the six-month periods ended June 30, 2017 and 2016:

	Six-Month Periods Ended June 30,
	2017	2016
	USD	USD
		Revised for the Share Split
Net income (loss) attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	941,236	(32,000)

Weighted average number of ordinary shares used for basic per share amounts	471,647	469,020
Dilutive effect of outstanding options, warrants and deferred shares	20,027	—
Weighted average number of ordinary shares used for diluted per share amounts	491,674	469,020

Net income (loss) per share basic	2.00	(0.07)
Net income (loss) per share diluted	1.91	(0.07)

Amounts within the table above are in `000 except per share amounts

Basic per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period. The diluted per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. As a result of the Company incurring a net loss for the six-month period ended June 30, 2016, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive.

For purposes of computing the share and per share information above, the Share Split was deemed to have occurred on January 1, 2016 and accordingly, the amounts previously reported for the six-month period ended June 30, 2016 have been revised.

2.3 Share-based compensation

During the six-month period ended June 30, 2017, a number of employees, including the Company’s former Chief Financial Officer, and two board members forfeited equity awards causing the reversal of previously recognized share-based compensation of $5.4 million associated unvested equity awards. The reversal of share-based compensation combined with the current period expense for share-based compensation resulted in a net expense from shared-based compensation for the six-month period ended June 30, 2017 of $384,000. The equity awards forfeited included 284,000 deferred shares (2,840,000 after the Share Split) and 282,000 options or warrants (2,820,000 after the Share Split.)

During March 2017, the Company granted 60,000 options (600,000 after the Share Split) to the Company’s Chief Executive Officer that have an exercise price of $27.49 ($2.75 after the Share Split.) Vesting is monthly over 48 months commencing on March 1, 2017. Unvested options vest immediately in the event there is a change in control as defined in the award agreement.

During June 2017, the Company granted 825,000 options (8,250,000 after the Share Split), including 300,000 (3,000,000 after the Share Split) that were granted to the Company’s Chief Executive Officer and 75,000 (750,000 after the Share Split) that were granted to members of the Company’s Board of Directors, that have an exercise price of $20.35 ($2.04 after the Share Split.) Vesting is monthly over 36 months commencing on June 1, 2017. Unvested options vest immediately in the event there is a change in control as defined in the award agreement.

During June 2017, the Company granted 90,000 deferred shares (900,000 after the Share Split), including 45,000 (450,000 after the Share Split) granted to the Company’s Chief Executive Officer. 50,000 (500,000 after the Share Split) deferred shares vest upon a favorable conclusion of the Interference Proceeding, as defined in the award agreement, and the balance vest upon a favorable conclusion of the Opposition Proceeding as defined in the award agreement. The award agreements also provide for unvested deferred shares to vest immediately in the event there is a change in control as defined in the award agreement.

Section 3—Operating Assets and Liabilities

3.1 Prepaid expenses

	June 30, 2017	December 31, 2016
	USD `000	USD `000
Advanced payments to contract research and manufacturing organizations	76	132
Insurance	282	450
Other	70	74
Total	428	656

3.2 Other receivables

	June 30, 2017	December 31, 2016
	USD `000	USD `000
Value added tax receivables (“VAT”)	704	305
Accrued interest income	233	117
Other receivables	6	5
Total	943	427

3.3 Equipment

As discussed elsewhere herein, the Company announced on March 1, 2017 a plan to reduce costs and wind-down research and development efforts of FP187. In connection with winding down of research and development efforts, certain equipment that had been used in the development of FP187 was deemed impaired. Accordingly, during the six-month period ended June 30, 2017, the Group recognized an impairment expense of $208,000 that is included within research and development costs.

Section 4—Capital Structure and Related Items

4.1 Share capital

During June 2016, 130,000 warrants (that resulted in the issuance of 1.3 million ordinary shares after the Share Split) were exercised yielding proceeds to the Company of $112,000. During March 2017, 40,000 warrants (that resulted in the issuance of 400,000 ordinary shares after the Share Split) were exercised yielding proceeds to the Company of $49,000.

4.2 Financial assets and liabilities

Recognized financial instruments

The Group has recognized the following categories of financial assets and liabilities.

Financial assets:

Receivables as of June 30, 2017 and December 31, 2016

	June 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000

Other receivables	943	943	427	427
Total	943	943	427	427

Fair value of other receivables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Available-for-Sale Financial Assets as of June 30, 2017 and December 31, 2016

The Company’s available-for-sale financial assets include debt instruments issued by the governments of Germany, the United Kingdom and the United States.

	June 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Included in current assets
Germany	44,968	44,968	41,821	41,821
United Kingdom	1,620	1,620	1,545	1,545
United States	37,428	37,428	37,459	37,459
Total	84,016	84,016	80,825	80,825

At June 30, 2017 and December 31, 2016, the face values of the German, United Kingdom and United States available-for-sale financial assets are 39.3 million Euros, 1.2 million British Pounds (“GBP”) and 37.5 million USD.

Financial Liabilities:

Financial liabilities at amortized cost as of June 30, 2017 and December 31, 2016

	June 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Trade payables	220	220	2,073	2,073
Total	220	220	2,073	2,073

Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Cash, cash equivalents and available-for-sale financial assets:

The Company’s cash and cash equivalents at June 30, 2017 are held primarily at three banks each with a Moody’s long-term credit rating of A1 or better. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Valuation hierarchy:

Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels of IFRS 13:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company’s available-for-sale financial assets meet the definition of Level 1.

Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group does not have financial instruments allocated to this level as of June 30, 2017 or December 31, 2016.

Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Group does not have financial instruments allocated to this level as of June 30, 2017 or December 31, 2016.

For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

Section 5—Other Disclosures

5.1                               Related party disclosures

The Company is controlled by NB FP Investment K/S and its affiliates (collectively “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as “Danish Legal Services”. The director serves on the Company’s board of directors in his individual capacity and not as a representative of the law firm.

Two directors of the Company, who were elected to the board of directors on May 6, 2016, each entered into a four-year consulting agreement with the Company. One of the consulting agreements commenced in September 2015 and the second during October 2016. The consulting agreements provided for the granting of 25,000 (250,000 after the Share Split) and 13,000 (130,000 after the Share Split) deferred shares, respectively, as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years from the date of grant. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. The board member who holds 25,000 deferred shares did not stand for reelection and accordingly the consultant’s role as a board member terminated at the time of the Company’s Annual Shareholder meeting on May 3, 2017. Remuneration paid to the consultants, consisting only of share-based compensation, while the consultants were members of the Company’s board of directors is referred to below as “Consulting Services.”

The following tables provide the total amount of transactions that have been entered into with related parties and the amounts owed to/by related parties. The amounts stated below exclude VAT:

	Six-month period ended June 30,
	2017	2016
	USD `000	USD `000
Purchase of services from NB	42	42
Danish Legal Services	687	427
Consulting Services	126	54

	June 30, 2017	December 31, 2016
	USD `000	USD `000

Amounts owed to related parties	449	723
Amounts owed by related parties	—	—

Patent transfer agreement between Aditech Pharma AG and the Company

The Company has entered into agreements with Aditech Pharma AG, a related party, that are discussed in Note 5.2.

5.2                               Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups’ control.

During the period January 19, 2013 to December 31, 2015 (the “Joint Taxation Period”), the Company was subject to a Danish joint taxation group with Tech Growth Invest ApS and entities under Tech Growth Invest ApS’s control. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company was part of the joint taxation group with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS. The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth’s Danish tax liabilities that can be allocated to the Joint Taxation Period and is liable with NB FP Investment General Partner ApS and Forward Pharma FA ApS for Danish tax liabilities resulting from the newly formed joint taxation group. The newly formed tax group will be expanded effective June 30, 2017 to include Operations and FWP IP. See Note 2.1 for additional tax uncertainties.

In 2004, a private Swedish company Aditech Pharma AB (together with its successor-in-interest, a Swiss company Aditech Pharma AG, “Aditech”), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the “Transfer Agreement”) that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems (the “Aditech IP”). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the “Addendum”). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receive 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its United States co-exclusive rights. Should the Company not assign its United States co-exclusive rights to a third party but instead utilize the United States co-exclusive rights to develop a DMF Formulation, the Company will, as was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product. Aditech is considered to be a related party of the Company due to control over Aditech by NB.

The $25 million due to Aditech in accordance with the Addendum and in connection with the Company’s receipt of the Non-refundable Fee was paid during May 2017.

5.3                               Events after the reporting period

Subsequent to June 30, 2017, there were no events that were required to be reported except as follows:

On July 18, 2017, the Company announced plans to distribute a total of 917.7 million Euros to its shareholders (“Capital Reduction”). The Capital Reduction was approved by the Company’s shareholders on August 2, 2017 and the Share Split became effective on August 2, 2017. The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split. Subsequent to the Share Split and the Capital Reduction, the Company has 94.4 million ordinary shares outstanding.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements, including the notes thereto, included elsewhere herein as well as our Annual Report on Form 20-F filed with the Securities Exchange Commission on April 18, 2017 that includes our audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, risk factors as well as other important information about the Group. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ‘871 application; our ability to prevail in or obtain a favorable decision in the ‘355 European opposition proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S.  Certain of these and other risk factors are identified and described in detail in our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of filing of this report and do not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Defined terms used herein are consistent with those used in the accompanying unaudited interim consolidated financial statements included elsewhere herein. For more information about the Group and the License Agreement see the notes to the unaudited interim consolidated financial statements beginning on page 8 of this Form 6-K.

Unless otherwise stated, all amounts disclosed below are in United States Dollars (“USD”).

Results of Operations

Comparison of the six-month periods ended June 30, 2017 and 2016

	Six-month periods ended June 30,
	2017	2016	Change
	(USD in thousands)
Revenue from settlement and license agreement	1,250,000	—	1,250,000
Royalty cost Aditech Pharma AG	(25,000)	—	(25,000)
Research and development costs	(6,993)	(23,142)	16,149
General and administrative costs	(4,413)	(6,153)	1,740
Operating income (loss)	1,213,594	(29,295)	1,242,889
Exchange rate gain (loss)	1,011	(2,869)	3,880
Interest income	160	205	(45)
Other finance costs	(1,755)	(41)	(1,714)
Income (loss) before tax	1,213,010	(32,000)	1,245,010
Income tax expense	(271,774)	—	(271,774)
Net income (loss)	941,236	(32,000)	973,236

Revenue from License Agreement for the six-month periods ended June 30, 2017 and 2016

During the six-month period ended June 30, 2017, the Company recognized as revenue the $1.25 billion nonrecurring Non-refundable Fee that was received during February 2017. Prior to entering into the License Agreement, the Group did not have contracts with customers and, accordingly, there was no revenue recognized during the six-month period ended June 30, 2016 or since the Group was founded in 2005.

The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Interference Proceeding and/or the Opposition Proceeding and certain other conditions of the License Agreement are satisfied. It is uncertain whether the Company will prevail in the Interference Proceeding and/or the Opposition Proceeding and therefore it is possible that additional revenues may not be realized from the License Agreement. In the event the Company does prevail in either the Interference Proceeding and/or the Opposition Proceeding, Biogen would be obligated to remit future royalties to the Company as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied.

Royalty cost to Aditech Pharma AG for the six-month periods ended June 30, 2017 and 2016

The terms of the agreement between Aditech Pharma AG (“Aditech”) and the Company, including the addendum to the agreement (“Addendum”) executed in January 2017, provided for Aditech to receive a royalty equal to 2% of the Non-refundable Fee, which equaled $25 million. During the six-month period ended June 30, 2016, there were no amounts due Aditech.

Should the Company prevail in either the Interference Proceeding and/or the Opposition Proceeding, additional compensation may be due to Aditech. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its United States co-exclusive rights. Should the Company not assign its United States co-exclusive rights to a third party but instead utilize the United States co-exclusive rights to develop a DMF Formulation, the Company will, as it was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product.

Research and development costs for the six-month periods ended June 30, 2017 and 2016

Research and development costs for the six-month periods ended June 30, 2017 and 2016 were $7.0 million and $23.1 million, respectively. The decrease in research and development costs for the six-month period ended June 30, 2017 of $16.1 million is the result of lower costs incurred in connection with the Interference Proceeding, lower share-based compensation and the winding down of our development efforts of FP187. Fees to patent advisors and other patent-related costs decreased from $10.1 million in the six-month period ended June 30, 2016 to $1.1 million in the six-month period ended June 30, 2017. Fees to patent advisors and other patent-related costs include the cost to conduct the Interference Proceeding. The decrease is the result of reduced activities subsequent to the oral argument on November 30, 2016 for the Interference Proceeding and the PTAB’s issuance of the decision in the Interference Proceeding in favor of Biogen on March 31, 2017. Share-based compensation decreased from $3.9 million in the six-month period ended June 30, 2016 to $2.6 million in the six-month period ended June 30, 2017 in connection with the vesting of equity awards issued during the years ended December 31, 2016 and 2015 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. The balance of the decrease in research and development cost during the six-month period ended June 30, 2017 is the result of winding down FP187 development costs including all preclinical, clinical and contract manufacturing efforts that were in process prior to the effective date of the License Agreement. We currently expect our research and development costs will decline further during the balance of 2017 and into 2018 as we continue to winddown development activities of FP187. However, if we decide to reinitiate development of a DMF Formulation for sale in the U.S., our research and development expenses will likely increase. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation (whether on our own or through any assignee of our U.S. co-exclusive license rights).

General and administrative costs for the six-month periods ended June 30, 2017 and 2016

General and administrative costs for the six-month periods ended June 30, 2017 and 2016 were $4.4 million and $6.2 million, respectively. The decrease in general and administrative costs in the six-month period ended June 30, 2017 of $1.7 million resulted from a decrease on share-based compensation offset by increased legal and accounting costs. Share-based compensation decreased from an expense of $3.4 million in the six-month period ended June 30, 2016 to a benefit of $2.2 million in the six-month period ended June 30, 2017. The favorable change was related to the benefit recognized during the six-month period ended June 30, 2017 in connection with equity awards that were forfeited as the result of employee terminations where the forfeited equity awards were initially expected to vest in full. Legal and accounting fees were $4.6 million in the six-month period ended June 30, 2017 compared to $884,000 in the six-month period ended June 30, 2016. The increase in legal and accounting fees is related to the License Agreement. We expect our general and administrative costs will remain at current levels.

Non-operating income (expense) for the six-month periods ended June 30, 2017 and 2016

During the six-month period ended June 30, 2017, the Group recognized a foreign exchange gain of $1.0 million. The $1.0 million foreign exchange gain resulted primarily from the Company benefiting from the favorable exchange rates when the proceeds of the Non-refundable Fee were converted from USD to Euros. This benefit was offset in part by the negative effect of the weakening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash and available-for-sale financial assets are converted to DKK at June 30, 2017. During the six-month period ended June 30, 2016, the Group recognized a foreign exchange loss of $2.9 million. The $2.9 million non-cash foreign exchange loss resulted primarily from the weakening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash and available-for-sale financial assets are converted to DKK at June 30, 2016.

During the six-month periods ended June 30, 2017 and 2016, the Company recognized interest income from available-for-sale financial assets of $160,000 and $205,000, respectively. The decrease in the six-month period ended June 30, 2017 is the result of lower amounts invested in available-for-sale financial assets during the period.

Other finance costs include bank fees (“negative interest”) that increased in the six-month period ended June 30, 2017 as the result of the Group holding significant cash deposits during the period.

Income tax expense for the six-month periods ended June 30, 2017 and 2016

Income tax expense for the six-month period ended June 30, 2017 totaled $271.8 million. The tax expense for the six-month period ended June 30, 2017 resulted from the receipt of the Non-refundable Fee, partially offset by operating expenses, giving rise to pretax income of $1.2 billion. The effective tax rate for the period is 22.4%, which is slightly higher than the Danish statutory tax rate of 22.0%. The difference between the effective tax rate and the statutory tax rate is primarily derived from a higher tax rate in Germany where the Group has taxable nexus in addition to Denmark. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized. For the six-month period ended June 30, 2016, the Group had a pretax loss of $32.0 million and at the time management concluded that a deferred tax asset should not be recognized as the criteria for recognition had not been met. Accordingly, no tax benefit was recognized for the six-month period ended June 30, 2016.

Liquidity and Capital Resources

Liquidity and funding requirements

As of June 30, 2017, the Group had $1.4 billion in cash, cash equivalents and available-for-sale financial assets. Management believes, based on current estimates, that cash, cash equivalents and available-for-sale financial assets held at June 30, 2017 will provide adequate funding to allow the Group to meet its planned operating activities, including the shareholder distribution of 917.7 million Euros and the funding of the Group’s tax obligations in Denmark and Germany, in the normal course of business beyond the next twelve months. Unforeseen expenses or other usages of cash could negatively impact management’s planned operating activities resulting in the use of our capital resources sooner than we currently expect. Unexpected cash outflows would likely have a material adverse impact on our financial position and our ability to fund operations. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office lease, which we consider immaterial. Prior to 2017, the Group only reported annual net losses and negative cash flows from operations. As the result of the receipt of the nonrecurring Non-refundable Fee, 2017 will be the first year the Group will report operating revenue, net income and positive cash flow from operations. We may never again earn operating revenues or achieve profitability. Beginning in 2018, through at least 2021, the Group expects to incur net losses, negative cash flows from operations and no operating revenues. We expect our operating expenses will fluctuate significantly, period to period, as we continue to defend our IP in an effort to maximize the benefit of the License Agreement. Future operating revenues and the long-term success of the Group are contingent on the Company prevailing in either the Interference Proceeding and/or the Opposition Proceeding. If the Company fails to prevail in either the Interference Proceeding or the Opposition Proceeding, future revenues are highly unlikely and the long-term ability of the Company to continue as a going concern is doubtful.

See “Liquidity Risk” below as well as our Annual Report for additional information.

Comparison of the six-month periods ended June 30, 2017 and 2016

The table below summarizes our consolidated statement of cash flows for each of the six-month periods ended June 30, 2017 and 2016:

	Six-month periods ended June 30,
	2017	2016
	(USD in thousands)
Net cash flows provided by (used in) operating activities	1,211,049	(15,772)
Net cash flows used in investing activities	(3)	(29)
Net cash flows provided by financing activities	49	112
Net increase (decrease) in cash and cash equivalents	1,211,095	(15,689)
Net foreign exchange differences	87,432	79
Cash and cash equivalents beginning of year	57,898	52,269
Cash and cash equivalents end of period	1,356,425	36,659

Net cash flows provided by operating activities totaled $1.2 billion in the six-month period ended June 30, 2017 compared to net cash flows used in operating activities of $15.8 million in the six-month period ended June 30, 2016. The increase in 2017 in cash flows provided by operating activities is due to the receipt of the Non-refundable Fee of $1.25 billion offset by the royalty paid to Aditech Pharma AG of $25 million and other operating costs as discussed above.

Cash flows used in investing activities during the six-month periods ended June 30, 2017 and 2016 related to the purchase of equipment totaling $3,000 and $29,000, respectively.

Net cash flows provided by financing activities for the six-month periods ended June 30, 2017 and 2016 were $49,000 and $112,000, respectively. The net cash flows provided by financing activities for the six-month periods ended June 30, 2017 and 2016 were the result of the proceeds received in connection with the exercise of warrants.

Capital Expenditures

Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for the foreseeable future.

Contingent Liabilities

See Note 5.2 (Contingent liabilities) to the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

Critical Accounting Policies

There have been no significant changes to the critical accounting policies as disclosed in our Annual Report except for the adoption of IFRS 15 Revenue from Contracts with Customers that is discussed in Note 1.1 to the interim condensed consolidated financial statements included herein.

Quantitative and Qualitative Disclosures about Financial Risks

Market Risk

Foreign currency exchange rate risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD, the Great British Pound (“GBP”), and the Euro (“EUR”).

Forward Pharma A/S’ and our wholly owned subsidiaries Forward Pharma Operations ApS’, FWP IP ApS’ and Forward Pharma FA ApS’ functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH’s functional currency is the EUR, and our wholly owned subsidiary Forward Pharma USA, LLC’s functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in EUR and therefore we are impacted by changes in foreign currency exchange rates.

As of June 30, 2017, we had $84.0 million that was invested in interest bearing instruments in USD, GBP or EUR denominations with maturities not exceeding October 15, 2017. While we intended to structure the currencies and maturities of our investments to be consistent with our projected cash requirements, the strengthening or weakening of the USD, DKK, GBP or the EUR could have a material impact, which could be negative, on our financial position and results of operations.

We do not believe there is currently a need to enter into specific contracts to reduce our exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures. Historically, our operating results have been impacted by material gains and losses that result from changes in exchange rates, period to period, particularly with regards to our cash and available for sale financial assets held in USD. Future changes in foreign exchange rates will impact our reported operating results and the impact could be material. As of June 30, 2017, the Group held over 1.2 billion EUR in cash and available-for-sale assets. Such amount was reduced by 917.7 million EUR to pay the shareholder distribution in September 2017. The Group’s significant holdings of EUR increases the exposure the Group has to material exchange rate gains and losses.

We estimate a 10% increase in the value of the USD relative to the EUR and the DKK would have increased our net income for the six-month period ended June 30, 2017 by approximately $28.5 million. A 10% decrease in the value of the USD relative to the EUR and the DKK would have decreased our net income for the six-month period ended June 30, 2017 by a corresponding amount.

Interest rate risk

Our investment strategy is to protect principal and accordingly we invest in only highly rated financial instruments with maturities not exceeding three years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. As of June 30, 2017, the Company has invested approximately $84 million in debt instruments issued by the governments of Germany (denominated in EUR), Great Britain (denominated in GBP) and the U.S. (denominated in USD) (collectively “Bonds”) that pay interest at fixed rates. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity.

Credit Risk

Our liquid assets are invested in government issued debt instruments of Germany, Great Britain or the U.S. with maturities on or before October 15, 2017. The Company’s cash and cash equivalents are held primarily at three banks with Moody’s long-term credit ratings of Aa3, Aa3, and A1, respectively. The Moody’s credit rating of each of the individual governments is Aa1 or better. We do not invest in equity instruments or derivatives. We intend to hold our available-for-sale financial assets until maturity; however, it is possible that we may need to dispose of an investment before maturity that could result in material losses. Our investment criteria require preservation of capital by investing in a diversified group of highly rated debt instruments.

Liquidity Risk

We believe that our cash, cash equivalents and available for sale financial assets held at June 30, 2017, will enable us to fund our liquidity needs beyond the next twelve months. Our liquidity needs over the next twelve months include funding the shareholder distribution of 917.7 million EUR, that was paid during September 2017, and tax obligations, of over $265 million (based on the June 30, 2017 exchange rates), that are currently estimated to be paid by the end of the three-month period ending March 31, 2018. Accordingly, our cash and available-for-sale financial assets will be significantly lower after payment of the shareholder distribution and tax obligations than amounts disclosed in the accompanying unaudited condensed consolidated financial statements included herein. Future operating revenues and the long-term success of the Group are contingent on the Company prevailing in either the Interference Proceeding and/or the Opposition Proceeding. If the Company fails to prevail in either the Interference Proceeding or the Opposition Proceeding, future revenues are highly unlikely and the long-term ability of the Company to continue as a going concern is doubtful.

Item 3.   Exhibits

Exhibit No.	Description

99.1	Asset Contribution Agreement, dated as of June 30, 2017, by and between Forward Pharma A/S and Forward Pharma Operations ApS

99.2

IPR Services, Administration, Funding and Novation Agreement, dated as of June 30, 2017, by and among Forward Pharma A/S, Forward Pharma Operations ApS, FWP IP ApS, Biogen Swiss Manufacturing GmbH and Biogen International Holding Limited.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: September 26, 2017	By:	/s/ Claus Bo Svendsen
Claus Bo Svendsen
Chief Executive Officer